October 18, 2024

Zaid Pardesi
Chief Executive Officer
Oaktree Acquisition Corp. III Life Sciences
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

       Re: Oaktree Acquisition Corp. III Life Sciences
           Registration Statement on Form S-1
           Filed October 4, 2024
           File No. 333-282508
Dear Zaid Pardesi:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Risk Factors
We may approve an amendment or waiver of the letter agreement that would allow our sponsor..., page 97

1. We note the risk factor disclosure on page 97 in response to prior comment 4. Your risk factor refers to amending or waiving provisions in the letter agreement to allow members of the sponsor to transfer the membership interests in the sponsor. However, the letter agreement filed as Exhibit 10.10 does not appear to include restrictions on the members of the sponsor and does not appear to apply to the membership interests in the sponsor. We note that the agreement addresses only "Founder Shares, any
       Ordinary Shares underlying the Founder Shares, Private Placement Units and securities included in the Private Placement Units." Such disclosure also appears inconsistent with the disclosure on page 16 that the sponsor, in its sole discretion, may surrender, forfeit, transfer or exchange your "founder shares, private placement units
 October 18, 2024
Page 2

       or any of our other securities held by it, including for no consideration." Please advise or revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Christian O. Nagler, Esq.